SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of 16 August, 2005 – Results for the six months ended 1 July 2005 (IFRS)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the six months ended 1 July 2005 (IFRS)

Strong momentum continues

HALF YEAR HIGHLIGHTS

•                  Volume excluding acquisitions of 745 million unit cases, 9% above 2004, (reported: 755 million unit cases, 11% above 2004),

•                  Steady progress in underlying operating profit (EBIT) to €242 million (reported: €229 million), 7% above prior year.

•                  Underlying net profit of €156 million (reported: €154 million), 15% above prior year,

•                  Underlying EPS of €0.66 (reported: €0.65), 15% above prior year,

•                  Cash flow generated from operating activities less capital expenditure strengthened to €99 million versus €58 million for the comparable period in 2004.

SECOND QUARTER HIGHLIGHTS

•                  Volume excluding acquisitions of 434 million unit cases, 13% above 2004, (reported: 444 million unit cases, 16% above 2004),

•                  Steady progress in underlying operating profit (EBIT) to €194 million (reported: €186 million), 7% above prior year.

•                  Underlying net profit of €142 million (reported: €141 million), 15% above prior year,

•                  Underlying EPS of €0.60 (reported: €0.59), 15% above prior year,

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Our performance during the second quarter was characterised by robust organic volume growth and the successful execution of our innovation plans. Core CSDs posted high single digit growth, and non-CSDs continued to grow by double digits across all categories. Despite higher raw material costs and limited pricing initiatives in some markets, supply chain efficiencies enabled us to sustain our margins at the same level as the first half of last year. The integration of our newly acquired businesses, including Multon in Russia, is progressing well and with the growth momentum of the first half continuing into July, we look to the rest of the year with continued confidence and accordingly update our 2005 guidance for our total business.”

16 August 2005

Note 1: Underlying financial indicators (Operating profit, EPS etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets in 2004, as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 26 countries serving a population of over 535 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Associate	email: george.toulantas@cchbc.com

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	email: thalia.chantziara@cchbc.com

European press contact:
FD Greece	Tel: +30 210 725 8194
Alastair Hetherington	email: alastair.hetherington@fd.com

US press contact:
FD US	Tel: +1 212 850 5600
Jim Olecki	email: jolecki@fd-us.com

Overview

Coca-Cola HBC (CCHBC) delivered solid EBIT and EPS growth in the first half of 2005, driven primarily by very strong organic volume growth, supply chain efficiencies partly offsetting higher raw material costs and a favourable currency impact.

Volume excluding the impact of our recent acquisitions in Russia, Bulgaria and Serbia grew by approximately 9% in the first half of 2005 and 10% on a like-for-like selling day basis (excluding the impact of two less shipping days in the first quarter of 2005). Including acquisitions, volume grew by 11% in the first half of the year (12% on a like-for-like selling day basis). In the second quarter of 2005, volume grew 13% excluding acquisitions and 16% as reported.

Positive volume growth was achieved in all product categories during both periods under review. In particular, during the second quarter of 2005, CSD volume grew by high single digits while water and other non-CSDs delivered strong double-digit volume growth. In addition, our intensified marketing efforts in Light/Diet CSDs, resulted in low double digit volume growth in this category.

In line with our innovation plans for the summer of 2005, we launched new products supported by exciting promotional campaigns. Some of the new products launched during the second quarter were Fanta Free in Italy, Coca-Cola Light with Lime in Ireland, new Bonaqua water flavours in the Czech Republic, Valser water flavours in Switzerland, new Amita juice flavours as well as Avra Bloom for kids in Greece.

In addition to launching new products, we also engaged in several seasonal promotional activities. In CSDs, the Fanta Bambootcha game and campaign which targets a youthful and fun audience ran in a number of countries such as the Baltics, the Czech Republic and Hungary. The ‘Coca-Cola Soundwave’ and ‘Coke & Music’ campaigns targeting the youth market, continued building brand association with music - Poland, Greece and Switzerland all successfully ran integrated campaigns and local competitions. Additionally, Coca-Cola Light continues to be a key brand for CCHBC and our continued effort to promote this brand include sampling in Poland with special graphics on Coca-Cola Light 330mL cans and the successful completion of the Coca-Cola Light Man competition in Austria.

Net sales revenue in both periods under review benefited from strong volume growth and a favourable currency impact. Our aggressive cooler rollout strategy and market execution focus resulted in a positive impact from packaging mix due to strong double digit growth of half-liter PET and single serve returnable glass bottle in the second quarter.

Underlying EBIT for the group grew by 7% in the first half of the year and underlying EPS grew by 15%. Underlying EBIT margins for the first six months remained stable compared with the first half of 2004 primarily due to supply chain efficiencies mitigating the negative impact of higher raw material costs, planned investment in sales and marketing, and limited pricing flexibility in the developing EU accession markets.

Operational Review by Reporting Segments

	Volume (million unit cases)
	2005	2004	% Change	% Change
				On a like-for-like
Six months				selling day basis
Established Markets	288.1	286.4	+1%	+2%
Developing Markets	142.8	124.5	+15%	+16%
Emerging Markets	314.5	271.7	+16%	+17%
CCHBC excl. acquisitions	745.4	682.6	+9%	+10%
New acquisitions	10.0	—	n/a	n/a
CCHBC reported	755.4	682.6	+11%	+12%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Six months	2005	2004	% Change	2005	2004	% Change
Established Markets	154.6	145.7	+6%	137.8	93.9	+47%
Developing Markets	19.4	20.1	-4%	17.8	13.8	+29%
Emerging Markets	68.1	59.5	+15%	73.8	50.0	+48%
CCHBC	242.1	225.3	+7%	229.4	157.7	+45%

	Volume (million unit cases)
2nd Quarter	2005	2004	% Change
Established Markets	162.9	157.2	+4%
Developing Markets	85.4	70.6	+21%
Emerging Markets	186.1	155.6	+20%
CCHBC excl. acquisitions	434.4	383.4	+13%
New acquisitions	10.0	—	n/a
CCHBC reported	444.4	383.4	+16%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
2nd Quarter	2005	2004	% Change	2005	2004	% Change
Established Markets	110.5	103.2	+7%	98.8	73.9	+34%
Developing Markets	25.1	27.1	-7%	23.5	23.0	+2%
Emerging Markets	58.1	50.6	+15%	63.8	45.9	+39%
CCHBC	193.7	180.9	+7%	186.1	142.8	+30%

Established markets

Volume

Unit case volume was 288 million in the first half of 2005, 2% above prior year on a like-for-like selling day basis and 163 million for the quarter, 4% ahead of the second quarter of 2004. The improving trends that we achieved in these markets during the month of April continued in May and June. Italy, Austria and Ireland reported solid volume growth throughout the second quarter. Despite a difficult consumer trading environment in most of these markets, volume growth was driven by double digit growth in non-CSDs and in particular water. In Greece, we continued to experience some softness in the CSD volumes as consumers shifted towards non-CSD products such as teas and waters which all performed well.

Operating profit (EBIT)

Established markets contributed €155 million to the Group’s underlying EBIT for the first half of 2005, 6% above prior year and €110 million for the quarter, 7% above prior year. The main contributors to this profit improvement were Italy, Switzerland and Austria where the continued effort to optimize productivity and efficiency has enabled us to increase our EBIT margins in this segment over the first six months. In these markets we are continuing to invest in our commercial capabilities, such as the route to market project in Italy, thereby paving the way for sustainable profit growth.

Developing markets

Volume

Unit case volume was 143 million for the first half of 2005, 16% above prior year on a like-for-like selling day basis and 85 million for the quarter, 21% above prior year. This segment continued to perform strongly in the second quarter against a 9% volume decline in the same period last year. The majority of the markets in this segment grew volume by double digits, with Poland, Hungary and the Czech Republic being the key contributors. CSDs and water grew by double digits in Poland during both periods under review. In the Czech Republic, the strong growth of CSDs was driven by our summer promotional activities and the continued high quality execution, as well as the successful launch of a lower priced CSD under the name Lifter. In Hungary, non-CSDs continued to grow by double digits during the second quarter of the year driven by tea, water and juices while CSDs returned to low single digit volume growth.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €19 million for the half year, a decrease of 4% compared to the same period of 2004, and €25 million for the quarter, a decrease of 7% compared to the second quarter of 2004. In addition, we have kept pricing flat so far this year in line with our plans despite significant raw material cost pressure in this segment (in particular increased sugar costs in our new EU accession countries). Furthermore, in order to support the strong volume growth in this segment we have continued to invest in salesforce capabilities, which we believe is setting the foundation for profit growth.

Emerging markets

Volume

Unit case volume excluding acquisitions was 314 million for the first half of 2005, 17% above prior year on a like-for-like selling day basis (reported: 324 million unit cases, 20% above prior year on a like-for-like selling day basis) and 186 million for the quarter, 20% above prior year (reported: 196 million unit cases, 26% above prior year). Russia continued performing well, posting strong organic double digit growth in both periods under review. Our continued cooler investments in Russia and improved market execution through a growing number of points of sale contributed to market share gains. Nigeria’s strong volume performance across all product categories continued in the second quarter of 2005, leading to strong double digit growth in both periods under review. In addition the integration of our newly acquired businesses, Multon in Russia, Vlasinka in Serbia and Bankya in Bulgaria are progressing in line with our plans.

Operating profit (EBIT)

Emerging markets contributed €68 million to the Group’s underlying EBIT for the first half of 2005 representing an increase of 15% over the prior year and €58 million for the quarter, 15% over the prior year. Solid double digit volume growth in Russia, Ukraine and Romania was the main driver of the significant profit improvement in this market segment. Raw material pressures and operating costs had a negative impact on Nigeria’s operating profit in both periods under review, despite the strong volume growth. However, our planned price increases in this market towards the end of the third quarter will positively impact profitability during the second half of the year.

Group Financial Review

	Six months
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	755.4	682.6	+11%
Volume excluding acquisitions in unit cases (in millions)	745.4	682.6	+9%
Net sales revenue	2,288.2	2,072.5	+10%
Cost of goods sold	(1,347.6)	(1,221.6)	+10%
Gross profit	940.6	850.9	+11%
Underlying total operating expenses	(685.3)	(625.6)	+10%
Underlying operating profit (EBIT)	242.1	225.3	+7%
EBITDA	393.8	363.3	+8%
Underlying net profit attributable to shareholders	156.4	135.6	+15%
Underlying basic and diluted EPS (in euros)	0.66	0.57	+15%

	Second quarter
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	444.4	383.4	+16%
Volume excluding acquisitions in unit cases (in millions)	434.4	383.4	+13%
Net sales revenue	1,362.8	1,187.4	+15%
Cost of goods sold	(781.3)	(683.9)	+14%
Gross profit	581.5	503.5	+15%
Underlying total operating expenses	(374.6)	(322.6)	+16%
Underlying operating profit (EBIT)	193.7	180.9	+7%
EBITDA	272.5	251.8	+8%
Underlying net profit attributable to shareholders	141.8	123.3	+15%
Underlying basic and diluted EPS (in euros)	0.60	0.52	+15%

Underlying financial indicators (Operating profit, EPS etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets in 2004, as per note 1 and the results of the acquired entities in 2005.

Changes in accounting policies

The Group has made a number of changes to its accounting policies, with effect from 1 January 2005, in order to comply with revisions to International Financial Reporting Standards. These changes are detailed in the notes to the condensed consolidated financial statements. Of particular note, is the cessation of amortisation of intangible assets with indefinite useful lives and the recognition of stock option expenses in the income statement.

Net sales revenue

Underlying net sales revenue increased by approximately 9% in the first half of 2005 and by 12% in the second quarter versus the same period of 2004. On a currency neutral basis, underlying net sales revenue per unit case for the Group has decreased by approximately 1.5% in the first half of the year against 2004. Within the segments, the established as well as the emerging markets, achieved net sales revenue per unit case growth of 1% and 2% respectively on a currency neutral basis behind positive package mix and increased pricing. The developing segment registered a net sales revenue per unit case decline of approximately 4%, on a currency neutral basis. As previously indicated, the current environment within the developing market segment offers limited scope for price increases, but going forward we will selectively identify opportunities to improve price realisation. In addition, we will continue to tactically use value CSDs to draw consumers into our franchise.

Cost of goods sold

Underlying cost of goods sold increased by 9% over the first half and by 12% over the second quarter versus prior year driven by higher raw material costs. Our on-going supply chain efficiency improvement initiatives largely mitigated the increases in raw material costs, primarily PET and sugar.

Gross profit

Underlying gross margin over the first half was consistent with prior year at 41.1%. For the second quarter, gross margin slightly improved from 42.4% last year to 42.6% this year.

Operating expenses

Total underlying operating expenses increased by 10% for the first half of 2005 and by 19% for the second quarter compared to the corresponding period in 2004.

In line with CCHBC’s strategy to invest in our brands and commercial capabilities, marketing and sales expenses increased by 12% over the first half of the year. However, this was partly offset by the continued optimisation of our administrative expenses, which decreased by 3% over the first six months of this year.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 7% for the first half from €225 million last year to €242 million and by 7% for the quarter from €181 million last year to €194 million. These results, in line with our plans, have been achieved by solid organic volume growth, maintaining stable gross margins and a favourable currency impact.

Tax

CCHBC’s effective tax rate in the first half, excluding the amortisation of, and adjustments to, intangible assets was approximately 26% versus 29% for the same period last year. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 26% (this rate excludes any tax credits arising through the current recognition of previously unrecognised accumulated tax losses). This represents a reduction from our previous guidance rate of 27%, as a result of a number of tax efficiencies realised, as well as the impact of acquisitions.

Net profit

Underlying net profit for the first half of 2005 increased by 15% from €136 million last year to €156 million and for the quarter by 15% from €123 million last year to €142 million this year.

Cash flow

Cash flow generated from operating activities improved by a solid €43 million from €233 million last year to €276 million for the half year. After deducting capital expenditure, cash flow was approximately €99 million during the half year of 2005, compared to approximately €58 million in the first half of 2004.

Capital expenditure

CCHBC had net expenditure of €177 million on fixed assets in the second quarter of 2005, representing approximately 7.7% of net sales revenue.  We continue to focus investment on increasing the availability of chilled beverages in the higher margin immediate consumption channel by investing in cold drink equipment. In addition, we continue to focus on growing return on invested capital by effectively redeploying assets and equipment within the Group to minimise cash outflows.

Acquisition of Serbian water company Vlasinka

On 14 April 2005, we completed the acquisition of a share of the Serbian mineral water company, Vlasinka. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). CCHBC purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, whilst TCCC purchased the mineral water brand ‘Rosa’ for €10.8 million.

Acquisition of Russian juice company Multon

On 20 April 2005, we completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business will be run as a joint venture, and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $468.4 million (€357.9 million) (excluding acquisition costs), plus the assumption of debt of US $32.7 million (€25.0 million). CCHBC’s share of the purchase price and debt was US $250.5 million (€191.4 million).

Acquisition of Bulgarian water company Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company Bankya. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘‘Bankia’’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million. We have agreed to sell the Bankia trademark to TCCC in due course.

Adoption of a commitment decision by the European Commission

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

Update on restructuring costs

As was previously communicated in 2004, we took certain initiatives to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives are focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria.

This year a decision was made to move towards developing a single facility for the Republic of Ireland and Northern Ireland in Northern Ireland at Knockmore Hill. As previously disclosed, we expect to incur an additional €15 million of pre-tax restructuring charges, primarily non-cash, over the next 2-3 years. This non-cash charge, which will be recorded over the period as accelerated depreciation, resulted in a first half 2005 charge of €3.5 million and a second quarter 2005 charge of €1.8 million. In addition, total cash charges associated with restructuring activities of €3.3 million were recorded in the second quarter and first half of 2005.

2005 full year outlook

While the business environment continues to remain challenging our performance in the first half of the year and continued momentum into July enable us to update our expected financial performance for the full year. We now anticipate our 2005 financial targets excluding amortisation and adjustments to goodwill, the restructuring charges discussed above and including the impact of the newly acquired businesses to be as follows:

•                  Volume growth of approximately 10%

•                  EBIT growth of approximately 12%

•                  EPS of €1.28-€1.30, an increase of 18%-19%

ROIC is expected to improve by 70-80 basis points and exceed our Weighted Average Cost of Capital, which we currently estimate to be at approximately 9.0%.

The recently acquired businesses of Multon in Russia, Vlasinka in Serbia and Bankya in Bulgaria are expected to contribute approximately 2.5% to volume growth, approximately

3.0% to EBIT growth and €0.06 to EPS in 2005. CCHBC is accounting the Multon acquisition as a joint venture and accordingly our results reflect 50% of the total business.

As we continue to invest in growing our business, we expect our net capital expenditure to be in the range of €400-420 million including capital expenditure related to the newly acquired businesses. In addition, it is anticipated that net capital expenditure related to the single all Ireland facility will be in the range of €35-45 million total over the next three year period.

Conference call

CCHBC will host a conference call with financial analysts to discuss the 2005 first half results on 16 August 2005 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated income statements (unaudited)

		Six months to	Six months to
	Note	1 July 2005	2 July 2004
		€ million	€ million

Net sales revenue	3	2,288.2	2,072.5
Cost of goods sold		(1,347.6)	(1,221.6)

Gross profit		940.6	850.9

Operating expenses		(692.7)	(625.6)
		247.9	225.3

Amortisation of intangible assets		—	(52.2)
Adjustments to intangible assets	4	(11.7)	(15.4)
Restructuring costs	5	(6.8)	—

Total operating expenses		(711.2)	(693.2)

Operating profit (EBIT)	3	229.4	157.7

Finance costs	6	(26.4)	(24.1)
Share of results of associates		0.5	0.4

Profit before taxation		203.5	134.0

Taxation	7	(45.1)	(43.7)

Profit for the period		158.4	90.3

Attributable to:
Minority interests		4.4	6.9
Shareholders of the Group		154.0	83.4
		158.4	90.3

Basic & diluted earnings per share (Euro)	8	0.65	0.35

Volume (million unit cases)	3	755.4	682.6

EBITDA (€ million)	3	393.8	363.3

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated income statements (unaudited)

		Three months to	Three months to
	Note	1 July 2005	2 July 2004
		€ million	€ million

Net sales revenue	3	1,362.8	1,187.4
Cost of goods sold		(781.3)	(683.9)

Gross profit		581.5	503.5

Operating expenses		(382.0)	(322.6)
		199.5	180.9

Amortisation of intangible assets		—	(27.4)
Adjustments to intangible assets	4	(8.3)	(10.7)
Restructuring costs	5	(5.1)	—

Total operating expenses		(395.4)	(360.7)

Operating profit (EBIT)	3	186.1	142.8

Finance costs	6	(12.6)	(15.4)
Share of results of associates		0.4	0.2

Profit before taxation		173.9	127.6

Taxation	7	(29.5)	(28.5)

Profit for the period		144.4	99.1

Attributable to:
Minority interests		3.6	3.2
Shareholders of the Group		140.8	95.9
		144.4	99.1

Basic & diluted earnings per share (Euro)	8	0.59	0.40

Volume (million unit cases)	3	444.4	383.4

EBITDA (€ million)	3	272.5	251.8

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated balance sheets (unaudited)

		As at	As at	As at
	Note	1 July 2005	2 July 2004	31 December 2004
		€ million	€ million	€ million
Assets

Intangible assets	9	1,846.3	1,737.1	1,683.5
Property, plant and equipment	9	2,222.4	2,072.1	2,061.1
Other non-current assets		107.1	37.2	77.1

Total non-current assets		4,175.8	3,846.4	3,821.7

Inventories		420.3	394.2	334.9
Trade and other receivables		920.3	808.1	687.7
Cash and cash equivalents	10	87.1	38.6	38.3

Total current assets		1,427.7	1,240.9	1,060.9

Total assets		5,603.5	5,087.3	4,882.6

Liabilities

Short-term borrowings	10	543.2	448.0	95.0
Other current liabilities		1,215.0	1,005.7	900.8

Total current liabilities		1,758.2	1,453.7	995.8

Long-term borrowings	10	1,349.4	1,337.7	1,454.0
Other non-current liabilities		275.8	267.7	364.8

Total non-current liabilities		1,625.2	1,605.4	1,818.8

Shareholders’ equity		2,133.7	1,943.8	1,980.3
Minority interests		86.4	84.4	87.7

Total equity		2,220.1	2,028.2	2,068.0

Total equity and liabilities		5,603.5	5,087.3	4,882.6

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated cash flow statements (unaudited)

		Six months to	Six months to	Year ended
	Note	1 July 2005	2 July 2004	31 December 2004
		€ million	€ million	€ million
Operating profit		229.4	157.7	254.5
Depreciation of property, plant and equipment	9	150.9	137.4	289.4
Amortisation of intangible assets		—	52.2	106.6
Adjustments to intangible assets	4	11.7	15.4	24.6
Employee share options		1.8	0.6	1.4
Other non-cash items		—	—	3.6
		393.8	363.3	680.1

Gain on disposal of non-current assets		(0.1)	(5.2)	(6.1)
Increase in inventories		(60.0)	(88.0)	(34.5)
Increase in trade and other receivables		(182.1)	(119.1)	(27.1)
Increase in trade payables and other liabilities		150.3	123.9	47.0
Taxation paid		(25.9)	(41.6)	(106.1)
Cash flow generated from operating activities		276.0	233.3	553.3

Investing activities:
Payment for purchase of property, plant and equipment		(177.0)	(175.4)	(362.0)
Receipts from disposal of property, plant and equipment		8.5	6.5	21.2
Net receipts from investments		0.2	5.8	6.0
Proceeds from sale of trademark		2.6	—	8.6
Net payments for acquisitions		(187.9)	(2.1)	(3.1)
Net cash used in investing activities		(353.6)	(165.2)	(329.3)

Financing activities:
Return of capital to shareholders		—	(0.4)	(0.4)
Proceeds from shares issued to employees exercising stock options		—	—	19.2
Net increase (decrease) in borrowings		163.3	13.7	(125.6)
Principal repayments of finance lease obligations		(7.8)	(5.6)	(11.7)
Net interest paid		(24.3)	(26.0)	(55.3)
Net dividend paid to group shareholders and minority interests		(6.3)	(52.4)	(53.1)
Net cash from (used in) financing activities		124.9	(70.7)	(226.9)

Increase (decrease) in cash and cash equivalents		47.3	(2.6)	(2.9)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		38.3	39.4	39.4
Increase (decrease) in cash and cash equivalents		47.3	(2.6)	(2.9)
Effect of changes in exchange rates		1.5	1.8	1.8

Cash and cash equivalents		87.1	38.6	38.3

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated statement of movements equity (unaudited)

	Attributable to shareholders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
Balance as at 31 December 2003	118.5	1,621.7	23.0	295.6	(187.0)	1,871.8	80.8	1,952.6
Changes in accounting policy	—	—	—	(0.5)	(2.6)	(3.1)	—	(3.1)
Restated balance	118.5	1,621.7	23.0	295.1	(189.6)	1,868.7	80.8	1,949.5

Profit for the period	—	—	—	—	83.4	83.4	6.5	89.9
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.1	—	0.1	—	0.1
Cash flow hedges:
Losses taken to equity	—	—	—	(5.2)	—	(5.2)	—	(5.2)
Foreign currency translation	—	—	43.7	—	—	43.7	1.8	45.5
Comprehensive income	—	—	43.7	(5.1)	83.4	122.0	8.3	130.3
Share based compensation						—
Options	—	—	—	0.6	—	0.6	—	0.6
Employee share purchase plan	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.2	0.2
Dividends	—	—	—	—	(47.4)	(47.4)	(4.9)	(52.3)
Balance as at 2 July 2004	118.5	1,621.7	66.7	290.5	(153.6)	1,943.8	84.4	2,028.2

Profit for the period	—	—	—	—	23.3	23.3	7.4	30.7
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.5	—	0.5	—	0.5
Cash flow hedges:
Losses taken to equity	—	—	—	(7.4)	—	(7.4)	—	(7.4)
Losses transferred to profit and loss for the period	—	—	—	6.9	—	6.9	—	6.9
Foreign currency translation	—	—	(7.0)	—	—	(7.0)	(3.6)	(10.6)
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	(7.0)	(0.2)	23.3	16.1	3.8	19.9
Shares issued to employees exercising stock options	0.6	18.6	—	—	—	19.2	—	19.2
Share based compensation
Options	—	—	—	0.8	—	0.8	—	0.8
Employee share purchase plan	—	—	—	0.4	—	0.4	—	0.4
Appropriation of reserves	—	—	—	15.0	(15.0)	—	—	—
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Dividends	—	—	—	—	—	—	(0.4)	(0.4)
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Condensed consolidated statement of movements equity (unaudited)

	Attributable to shareholders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the period	—	—	—	—	154.0	154.0	4.4	158.4
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.2	—	0.2	—	0.2
Cash flow hedges:
Gains taken to equity	—	—	—	0.4	—	0.4	—	0.4
Losses transferred to profit and loss for the period	—	—	—	2.4	—	2.4	—	2.4
Foreign currency translation	—	—	60.3	—	—	60.3	4.0	64.3
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income	—	—	60.3	3.1	154.0	217.4	8.4	225.8
Share based compensation
Options	—	—	—	1.8	—	1.8	—	1.8
Employee share purchase plan	—	—	—	0.9	—	0.9	—	0.9
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.2	0.2
Appropriation of reserves	—	—	—	(42.0)	42.0	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.8)	(76.5)
Balance as at 1 July 2005	119.1	1,640.3	120.0	270.3	(16.0)	2,133.7	86.4	2,220.1

Coca-Cola Hellenic Bottling Company S.A.

Results for the six months ended 1 July 2005 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 with the exception of the changes mentioned below.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting and should be read in conjunction with the 2004 annual financial statements, which include a full description of the Group’s accounting policies.

Changes in accounting policy

In March 2004, the International Accounting Standards Board (‘IASB’) issued International Financial Reporting Standard (‘IFRS’) 3, Business Combinations, and revised standards IAS 36, Impairment of Assets and IAS 38, Intangible Assets. The main effect to the Group is that amortisation of goodwill and intangible assets with indefinite useful lives has ceased. Instead, the assets are tested for impairment annually or more frequently if events or changes in circumstances indicate a possible impairment. CCHBC has applied IFRS 3 and the revised provisions of IAS 36 and IAS 38 from 1 January 2005. As the standard is applicable prospectively, prior year comparatives have not been restated.

From 1 January 2005, the Group has applied IFRS 2, Share-Based Payments. The standard requires compensation costs related to share based payments to be recognised in the financial statements. Under the standard, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The standard is applicable to grants of shares, share options or any equity instruments granted after 7 November 2002 and have not yet vested at the effective date of the standard. The adoption of IFRS 2 results in the Group reflecting a charge to the income statement for share options. In addition, there is a change to the timing of the charge for stock appreciation rights. As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the first half of 2004 is a decrease of €1.2 million and the effect on the full year comparative net results is a decrease of €1.4 million. The effect on the full year is a reduction of net assets and total equity of €2.7 million. The charge to the Group in the first half of 2005 for existing share options is €1.8 million.

In December 2003, the IASB published revisions to IAS 39, Financial Instruments: Recognition and Measurement. The revised standard was applied from 1 January 2005 and clarifies terms in relation to derecognition of financial assets, measurement of fair value, impairment, hedge accounting and embedded derivatives in non-financial contracts. The revised standard resulted in certain embedded derivatives no longer qualifying for separation.  As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the first half of 2004 is decrease of €0.6 million with a reduction of net assets and total equity of €1.0 million.  The effect on the full year comparative net results is a decrease of €4.2 million and a reduction of net assets and total equity of €4.6 million.

With effect from 2004, the Group changed its policy of revaluing land and buildings in accordance with the allowed alternative treatment under IAS 16, Property, Plant and

Equipment, to record land and buildings at cost. Prior to 2004, land and buildings were revalued by independent valuers every five years. Increases in the carrying amount of land and building arising on revaluation were credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset were charged against the revaluation reserve; all other decreases were charged to the income statement. The revaluation surplus included in equity was directly transferred to retained earnings when the surplus was realised. The change in accounting policy was undertaken to provide a more appropriate presentation of the results of the Group and in order to provide more consistency with other companies in the same or comparable industries, the majority of whom do not revalue their assets. In particular, our peer group generally report under US GAAP where asset revaluation is not permitted. Further, the policy change brings our accounting treatment in line with our US reporting. Prior year comparatives for the first quarter of 2004 have been restated. The effect on the first half comparative net results is an increase of €0.3 million and a reduction of net assets and total equity of €37.0 million.

2.                                      Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for year to		Closing as at
	1 July	2 July	1 July	31 December
	2005	2004	2005	2004
US dollar	1.28	1.23	1.20	1.36
UK sterling	0.68	0.67	0.68	0.71
Polish zloty	4.10	4.72	4.05	4.06
Nigerian naira	169.71	164.17	159.98	180.95
Hungarian forint	248.01	254.53	247.12	245.89
Swiss franc	1.55	1.55	1.55	1.54
Russian rouble	35.86	35.16	34.63	37.81
Romanian lei	36,589.67	40,660.33	36,043.00	39,370.00

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 26 countries, and its financial results are reported in the following segments:

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 1 July 2005	162.9	661.7	136.5	98.8
3 months ended 2 July 2004	157.2	637.0	132.0	73.9
6 months ended 1 July 2005	288.1	1,164.1	209.0	137.8
6 months ended 2 July 2004	286.4	1,144.3	202.8	93.9
12 months to 31 December 2004	563.5	2,245.9	332.8	106.1

Developing markets
3 months ended 1 July 2005	85.4	236.1	41.5	23.5
3 months ended 2 July 2004	70.6	196.6	42.8	23.0
6 months ended 1 July 2005	142.8	390.8	52.9	17.8
6 months ended 2 July 2004	124.5	333.3	50.5	13.8
12 months to 31 December 2004	268.3	732.6	102.7	27.7

Emerging markets
3 months ended 1 July 2005	196.1	465.0	94.5	63.8
3 months ended 2 July 2004	155.6	353.8	77.0	45.9
6 months ended 1 July 2005	324.5	733.3	131.9	73.8
6 months ended 2 July 2004	271.7	594.9	110.0	50.0
12 months to 31 December 2004	580.9	1,269.0	244.6	120.7

Total CCHBC
3 months ended 1 July 2005	444.4	1,362.8	272.5	186.1
3 months ended 2 July 2004	383.4	1,187.4	251.8	142.8
6 months ended 1 July 2005	755.4	2,288.2	393.8	229.4
6 months ended 2 July 2004	682.6	2,072.5	363.3	157.7
12 months to 31 December 2004	1,412.7	4,247.5	680.1	254.5

4.                                      Adjustments to intangible assets

During 2004 and 2005, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €11.7 million (2004: €15.4 million) has been recorded in operating expense for the first half of the year and a deferred tax credit of €11.7 million (2004: €15.4 million) included within taxation on the income statement.

5.                                      Restructuring costs

Restructuring costs of €6.8 million, of which €3.3 million represents redundancy charges and the remainder reflects accelerated depreciation on plant and equipment identified as having a reduced useful life as a result of restructuring. The restructuring primarily relates to the consolidation of operations in the Republic of Ireland and Northern Ireland.

6.                                      Finance costs

	Six months to	Six months to
	1 July 2005	2 July 2004
	€ million	€ million

Interest expense	28.8	29.5
Net foreign exchange translation gains	(3.8)	(1.9)
Fair value losses on interest rate swaps	2.9	—
Interest income	(1.5)	(3.5)
Total finance costs	26.4	24.1

	Three months to	Three months to
	1 July 2005	2 July 2004
	€ million	€ million

Interest expense	15.3	14.2
Net foreign exchange translation (gains) losses	(1.9)	1.9
Fair value losses on interest rate swaps	—	0.2
Interest income	(0.8)	(0.9)
Total finance costs	12.6	15.4

7.                                      Taxation

The effective tax rate for the Group differs from the 2005 Greek statutory rate of 32% (2004: 35%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments, including legislative and regulatory changes, arising during the year that are not necessarily referable to the current year’s operations.

The effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) is expected to be approximately 26% for the full year 2005. This represents a reduction from our previous guidance rate of 27%, as a consequence of the impact of acquisitions and a number of tax efficiencies realised. This rate is quoted before any tax credit is recognised for the current recognition of previously unrecognised accumulated tax losses.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2005: 238,260,129 shares, 2004: 236,925,277 shares).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2005	2,061.1	1,683.5
Additions	213.9	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(11.7)
Arising on current year acquisition	29.4	165.5
Disposals	(9.4)	—
Depreciation	(150.9)	—
Foreign exchange differences	78.3	9.0
Closing net book value as at 1 July 2005	2,222.4	1,846.3

10.                            Net debt

	As at	As at	As at
	1 July 2005	2 July 2004	31 December 2004
	€ million	€ million	€ million

Long-term borrowings	1,349.4	1,337.7	1,454.0

Short-term borrowings	543.2	448.0	95.0

Cash and cash equivalents	(87.1)	(38.6)	(38.3)

Net debt	1,805.5	1,747.1	1,510.7

During the first six months of 2005, we issued €211.0 million of commercial paper under our €1.0 billion global commercial paper program. Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia and Bulgaria respectively (refer to note 13).

11.                            Dividends

The directors approved a dividend of €0.28 per share (totaling €66.7 million) for the year ended 31 December 2004 at the Annual General Meeting held on 17 June 2005.

12.                            Contingencies

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

On 29 June 2005, the Greek Competition Authority requested us to provide information regarding our commercial practices as a result of a complaint by a third party regarding our level of compliance with its decision of 25 January, 2002. At this time we cannot predict if the Greek Competition Authority will take any further action.

Except for the issues mentioned above, there have been no significant changes in contingencies since 31 December 2004 (as described in the 2004 Annual Report).

13.                            Recent acquisitions

a)                                       Vlasinka

On 14 April 2005, we completed the acquisition of a share of the Serbian mineral water company Vlasinka. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). CCHBC purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, whilst TCCC purchased the mineral water brand ‘Rosa’ for €10.8 million.

b)                                      Multon

On 20 April 2005, we completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business will be run as a joint venture, and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $468.4 million (€357.9 million) (excluding acquisition costs), plus the assumption of debt of US $32.7 million (€25.0 million). CCHBC’s share of the purchase price and debt was US $250.5 million (€191.4 million).

c)                                       Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company, Bankya.  The acquisition includes production facilities located  just  outside of  Sofia and the mineral water brand ‘Bankia’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million. We have agreed to sell the Bankia trademark to TCCC in due course.

14.                            Employee numbers

The average number of full-time equivalent employees in the first six months of 2005 was 39,057 (2004: 37,832).

Review report of the auditors

To the Shareholders of Coca-Cola Hellenic Bottling Company  S.A. and its subsidiaries

We have reviewed the accompanying condensed consolidated interim financial statements as presented in pages 13 to 25 of Coca-Cola Hellenic Bottling Company S.A. (the “Company”) and its subsidiaries (the “Group”), for the six-month period ended 1 July 2005. These condensed consolidated interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400, as required by the Greek Standards on Auditing. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of the Group have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34, Interim Financial Reporting.

16 August 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date August 17, 2005